                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)*

                            UNITED DENTAL CARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  91018H 10 1
                                 (CUSIP Number)

       Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.1

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       _________________________________





____________________

    1 Pursuant to Rule 13d-2(c), this Amendment No. 1, which is the first electronic amendment to a paper format Schedule 13G, restates the entire text of the Schedule 13G, as amended as of December 31, 1996.





                             Page 1 of 11 pages

  CUSIP NO.     91018H 10 1                           Page 2 of 11 Pages
            ----------------------------            ----------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack R. Anderson

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                          303,100
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

             OWNED
                                            -0-
              BY               -------------------------------------------------
                               7     SOLE DISPOSITIVE POWER
            EACH

          REPORTING                         303,100
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

             WITH                           -0-
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                303,100
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                X
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                3.4%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 11 Pages

  CUSIP NO.     91018H 10 1                           Page 3 of 11 Pages
            ----------------------------            ----------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James B. Kingston

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES
                                            260,000
         BENEFICIALLY          -------------------------------------------------
                               6     SHARED VOTING POWER
             OWNED
                                             -0-
              BY               -------------------------------------------------
                               7     SOLE DISPOSITIVE POWER
            EACH

          REPORTING                         260,000
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

             WITH                            -0-
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                260,000
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                X
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                2.9%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 3 of 11 Pages

  CUSIP NO.     91018H 10 1                           Page 4 of 11 Pages
            ----------------------------            ----------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James Ken Newman
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES
                                            85,666
         BENEFICIALLY          -------------------------------------------------
                               6     SHARED VOTING POWER
             OWNED
                                             -0-
              BY               -------------------------------------------------
                               7     SOLE DISPOSITIVE POWER
            EACH

          REPORTING                         85,666
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

             WITH                            -0-
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                85,666
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                less than 1%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 4 of 11 Pages

  CUSIP NO.     91018H 10 1                           Page 5 of 11 Pages
            ----------------------------            ----------------------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William H. Longfield

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES
                                            64,000
         BENEFICIALLY          -------------------------------------------------
                               6     SHARED VOTING POWER
             OWNED
                                             -0-
              BY               -------------------------------------------------
                               7     SOLE DISPOSITIVE POWER
            EACH

          REPORTING                         64,000
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

             WITH                            -0-

--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                64,000
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                less than 1%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 5 of 11 Pages

  CUSIP NO.     91018H 10 1                           Page 6 of 11 Pages
            ----------------------------            ----------------------------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                George E. Bello

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES
                                            352,168
         BENEFICIALLY          -------------------------------------------------
                               6     SHARED VOTING POWER
             OWNED
                                            778,500
              BY               -------------------------------------------------
                               7     SOLE DISPOSITIVE POWER
            EACH

          REPORTING                         352,168
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

             WITH                           778,500

--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,130,668
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                12.7%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 6 of 11 Pages

Item 1(a) Name of issuer:

       United Dental Care, Inc.

Item 1(b) Address of issuer's principal executive offices:

       14755 Preston Road, Suite 300
       Dallas, Texas 75240

Item 2(a) Name of person filing:

         Jack R. Anderson                 William H. Longfield

         James B. Kingston                George E. Bello

         James Ken Newman

Item 2(b) Address or principal business office or, if none, residence:

         Mr. Jack R. Anderson             Mr. William H. Longfield
         16475 Dallas Parkway             730 Central Avenue
         Suite 735                        Murray Hill, New Jersey 07974
         Dallas, Texas 75248

         Mr. James B. Kingston            Mr. George E. Bello
         6814 Blue Mesa                   Park Avenue Plaza, 29th Floor
         Dallas, TX 75252-6102            55 East 52nd Street
                                          New York, New York 10055
         Mr. James Ken Newman
         1500 Waters Ridge Drive
         Lewisville, TX 75057-6011

Item 2(c) Citizenship:

       See Item 4 of Cover Pages

Item 2(d) Title of class of securities:

       Common Stock

Item 2(e) CUSIP No.:

       91018H 10 1

Item 3.  Not Applicable





                               Page 7 of 11 Pages

Item 4.  Ownership.

(a) Amount beneficially owned:

       See Item 9 of Cover Pages

       Pursuant to Rule 13d-4, Jack R. Anderson disclaims beneficial ownership of 778,500 shares of Common Stock held in two trusts in which relatives of Mr. Anderson are beneficiaries and Citibank, N.A. and George E. Bello are trustees. The filing of this statement shall not be construed as an admission that Jack R. Anderson is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the 778,500 shares of Common Stock held by such trusts. The number of shares shown as beneficially owned by James Ken Newman and William H. Longfield each includes 4,000 shares Mr. Newman and Mr. Longfield, as the case may be, is deemed to beneficially own pursuant to the right to acquire such shares upon the exercise of exercisable stock options.

(b) Percent of class:

       See Item 11 of Cover Pages

(c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:

              See Item 5 of Cover Pages

       (ii)  Shared power to vote or to direct the vote:

              See Item 6 of Cover Pages

       (iii) Sole power to dispose or to direct the disposition of:

              See Item 7 of Cover Pages

       (iv)  Shared power to dispose or to direct the disposition of:

              See Item 8 of Cover Pages

Item 5.  Ownership of 5 Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

 Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

       Citibank, N.A. and George E. Bello are trustees having shared voting and investment power under two trusts owning in the aggregate 778,500 shares of Common Stock of the





                               Page 8 of 11 Pages

       Company in which relatives of Mr. Anderson are beneficiaries.
       Beneficial ownership of these shares is disclaimed by Jack R. Anderson. Such trusts have the right to receive the dividends or the proceeds from the sale of the shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not Applicable

Item 8.  Identification and Classification of Members of the Group.

       Jack R. Anderson            William H. Longfield
       James B. Kingston           George E. Bello
       James Ken Newman


       Each of the individuals listed above (the "Group") is a party to a certain Stockholders Agreement dated as of September 16, 1994 pursuant to which the members of the Group agreed to elect Robert J. Nettinga to the Board of Directors of United Dental Care, Inc. (the "Company") until the earlier of four (4) years from September 16, 1994 or the date when no payments remain outstanding and payable to Robert J. Nettinga under a certain Non-Competition Agreement and a certain Consulting Agreement entered into by Robert J. Nettinga and the Company in connection with the purchase of a company founded by Robert J. Nettinga by the Company on September 16, 1994. The members of the Group have not agreed to vote their shares or otherwise act in concert for any other purpose whatsoever.

 Item 9.  Notice of Dissolution of Group.

       Not Applicable

 Item 10. Certification.

       Not Applicable





                               Page 9 of 11 Pages

                                   Signature

       After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997


/s/ Jack R. Anderson                              /s/ William H. Longfield
-------------------------------------------       ----------------------------
Jack R. Anderson                                  William H. Longfield


/s/ James B. Kingston                             /s/ George E. Bello
-------------------------------------------       ----------------------------
James B. Kingston                                 George E. Bello


/s/ James Ken Newman
-------------------------------------------
James Ken Newman





                              Page 10 of 11 Pages

                                   EXHIBIT A


       The undersigned agree that the Schedule 13G to which this Exhibit A is attached is filed on behalf of each of them pursuant to Rule 13d-1(f)(iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one instrument.

Dated: February 14, 1997


/s/ Jack R. Anderson                              /s/ William H. Longfield
-------------------------------------------       ----------------------------
Jack R. Anderson                                  William H. Longfield


/s/ James B. Kingston                             /s/ George E. Bello
-------------------------------------------       ----------------------------
James B. Kingston                                 George E. Bello


/s/ James Ken Newman
-------------------------------------------
James Ken Newman





                              Page 11 of 11 Pages